Filed by Kinder Morgan, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934.

Subject Company: El Paso Corporation

Commission File No.: 001-14365

Commission File No. for Registration Statement

on Form S-4: 333-177895

Representatives of Kinder Morgan, Inc (“KMI”) made presentations, including the following presentations, on January 25, 2012 during KMI’s 2012 Investor Conference.

Stable Platforms, Exceptional Growth January 25, 2012

IMPORTANT ADDITIONAL INFORMATION WILL BE FILED WITH THE SEC
Kinder Morgan, Inc. (“KMI”) has filed with the SEC a Registration Statement on Form S-4 in connection with the merger agreement providing for the proposed acquisition of El Paso Corporation
(“EP”), including a preliminary Information Statement/Prospectus of KMI and a preliminary Proxy Statement of EP. The Registration Statement has not yet become effective. Following the
Registration Statement having been declared effective by the SEC, KMI and EP plan to file with the SEC and mail to their respective stockholders a definitive Information Statement/Proxy
Statement/Prospectus in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND THE PRELIMINARY
INFORMATION STATEMENT/PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED BY KMI OR EP, INCLUDING THE DEFINITIVE INFORMATION
STATEMENT/PROXY STATEMENT/PROSPECTUS, BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders are able to obtain free copies of the
Registration Statement and the preliminary Information Statement/Proxy Statement/Prospectus and other documents filed with the SEC by KMI and EP through the web site maintained by the SEC at www.sec.gov or by phone, e-mail or written request by contacting the investor relations department of KMI or EP at the following:
Kinder Morgan, Inc. El Paso Corporation
Address: 500 Dallas Street, Suite 1000 1001 Louisiana Street
Houston, Texas  77002 Houston, Texas  77002
Attention: Investor Relations Attention: Investor Relations
Phone: (713) 369-9490 (713) 420-5855
E-mail: kmp_ir@kindermorgan.com investorrelations@elpaso.com
This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.
PARTICIPANTS IN THE SOLICITATION
KMI and EP, and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies in respect of the proposed transactions contemplated by the merger agreement. Information regarding KMI’s directors and executive officers is contained in KMI’s Form 10-K for the year ended December 31, 2010, which has been filed with the SEC.
Information regarding EP’s directors and executive officers is contained in EP’s Form 10-K for the year ended December 31, 2010 and its proxy statement dated March 29, 2011, which are filed with the SEC. A more complete description will be available in the Registration Statement and the Information Statement/Proxy Statement/Prospectus.
SAFE HARBOR FOR FORWARD-LOOKING STATEMENTS
Statements in this document regarding the proposed transaction between KMI and EP, the expected timetable for completing the proposed transaction, future financial and operating results, benefits and synergies of the proposed transaction, future opportunities for the combined company, the sale of EP’s exploration and production assets, the possible drop-down of assets and any other statements about KMI or EP managements’ future expectations, beliefs, goals, plans or prospects constitute forward looking statements within the meaning of the Private Securities Litigation
Reform Act of 1995. Any statements that are not statements of historical fact (including statements containing the words “believes,” “plans,” “anticipates,” “expects,” “estimates” and similar expressions) should also be considered to be forward looking statements. There are a number of important factors that could cause actual results or events to differ materially from those indicated
by such forward looking statements, including: the ability to consummate the proposed transaction; the ability to obtain the requisite regulatory, shareholder approvals and the satisfaction of other conditions to consummation of the transaction; the possibility that financing might not be available on the terms committed; the ability to consummate contemplated asset sales; the ability of KMI to successfully integrate EP’s operations and employees; the ability to realize anticipated synergies and cost savings; the potential impact of announcement of the transaction or consummation of the transaction on relationships, including with employees, suppliers, customers and competitors; the ability to achieve revenue growth; national, international, regional and local economic, competitive and regulatory conditions and developments; technological developments; capital and credit markets conditions; inflation rates; interest rates; the political and economic stability of oil producing nations; energy markets, including changes in the price of certain commodities; weather conditions; environmental conditions; business and regulatory or legal decisions; the pace of deregulation of retail natural gas and electricity and certain agricultural products; the timing and success of business development efforts; terrorism; and the other factors described in KMI’s and
EP’s Annual Reports on Form 10 K for the year ended December 31, 2010 and their most recent quarterly reports filed with the SEC. KMI and EP disclaim any intention or obligation to update any forward looking statements as a result of developments occurring after the date of this document.

Use of Non-GAAP Financial Measures
KMP
The non-generally accepted accounting principles ("non-GAAP") financial measures of distributable cash flow before certain items (both in the aggregate and per unit), segment earnings before depreciation, depletion, amortization and amortization of excess cost of equity investments
("DD&A") and certain items, segment distributable cash flow before certain items, and earnings before interest, taxes and DD&A ("EBITDA") before certain items are included in this presentation.  Our non-GAAP financial measures may be different from those used by others, and should not be considered as alternatives to GAAP measures such as net income or any other GAAP measure of liquidity or financial performance.
Distributable cash flow before certain items and EBITDA before certain items are significant metrics used by us and by external users of our financial statements, such as investors, research analysts, commercial banks and others, to compare basic cash flows generated by us to the cash distributions we expect to pay our unitholders on an ongoing basis.  Management uses these metrics to evaluate our overall performance.
Distributable cash flow before certain items also allows management to simply calculate the coverage ratio of estimated ongoing cash flows to expected cash distributions.  Distributable cash flow before certain items and EBITDA before certain items are also important non-GAAP financial measures for our unitholders because they serve as indicators of our success in providing a cash return on investment. These financial measures indicate to investors whether or not KMP typically is generating cash flow at a level that can sustain or support an increase in the quarterly distributions we are paying pursuant to the KMP partnership agreement. The partnership agreement requires us to distribute all available cash.
Distributable cash flow before certain items, EBITDA before certain items and similar measures used by other publicly traded partnerships are also quantitative measures used in the investment community because the value of a unit of such an entity is generally determined by the unit's yield
(which in turn is based on the amount of cash distributions the entity pays to a unitholder). The economic substance behind our use of distributable cash flow before certain items and EBITDA before certain items is to measure and estimate the ability of our assets to generate cash flows sufficient to make distributions to our investors.
We define distributable cash flow before certain items to be limited partners' pretax income before certain items and DD&A, less cash taxes paid and sustaining capital expenditures for KMP, plus DD&A less sustaining capital expenditures for Rockies Express, Midcontinent Express, Fayetteville
Express, KinderHawk (through second quarter 2011), Eagle Hawk, Red Cedar and Cypress, our equity method investees, less equity earnings plus cash distributions received for Express and Endeavor, additional equity investees. Distributable cash flow before certain items per unit is distributable cash flow before certain items divided by average outstanding units. Segment distributable cash flow before certain items is segment earnings before certain items and DD&A less sustaining capital expenditures. In certain instances to calculate segment distributable cash flow, we also add DD&A less sustaining capital expenditures for Rockies Express, Midcontinent Express, Fayetteville Express, KinderHawk (through second quarter 2011),
Eagle Hawk, Red Cedar and Cypress, our equity method investees. We define EBITDA before certain items as pretax income before certain items, plus interest expense and DD&A, including the DD&A of REX, MEP, FEP, KinderHawk (through second quarter 2011), Eagle Hawk, Red Cedar and
Cypress, our equity method investees.
3

Use of Non-GAAP Financial Measures – Cont’d
4
"Certain items" are items that are required by GAAP to be reflected in net income, but typically either (1) do not have a cash impact, for example, goodwill impairments, allocated compensation for which we will never be responsible, and results from assets prior to our ownership that are required to be reflected in our results due to accounting rules regarding entities under common control, or (2) by their nature are separately identifiable from our normal business operations and in our view are likely to occur only sporadically, for example legal settlements, hurricane impacts and casualty losses.  Management uses this measure and believes it is important to users of our financial statements because it believes the measure more effectively reflects our business' ongoing cash generation capacity than a similar measure with the certain items included.  For similar reasons, management uses segment earnings before DD&A and certain items and segment distributable cash flow before certain items in its analysis of segment performance and managing our business.  We believe segment earnings before DD&A and certain items and segment distributable cash flow before certain items are significant performance metrics because they enable us and external users of our financial statements to better understand the ability of our segments to generate cash on an ongoing basis.  We believe they are useful metrics to investors because they are measures that management believes are important and that our chief operating decision makers use for purposes of making decisions about allocating resources to our segments and assessing the segments' respective performance.
We believe the GAAP measure most directly comparable to distributable cash flow before certain items and to EBITDA before certain items is net income.  Segment earnings before DD&A is the GAAP measure most directly comparable to segment earnings before DD&A and certain items and segment distributable cash flow before certain items.
Our non-GAAP measures described above should not be considered as an alternative to GAAP net income, segment earnings before DD&A or any other GAAP measure. Distributable cash flow before certain items, segment earnings before DD&A and certain items, segment distributable cash flow before certain items and EBITDA before certain items are not financial measures in accordance with GAAP and have important limitations as analytical tools. You should not consider any of these non-GAAP measures in isolation or as a substitute for an analysis of our results as reported under GAAP.  Because distributable cash flow before certain items and EBITDA before certain items exclude some but not all items that affect net income and because these measures are defined differently by different companies in our industry, our distributable cash flow before certain items and EBITDA before certain items may not be comparable to similarly titled measures of other companies.  Segment earnings before DD&A and certain items and segment distributable cash flow have similar limitations.  Management compensates for the limitations of these non-GAAP measures by reviewing our comparable GAAP measures, understanding the differences between the measures and taking this information into account in its analysis and its decision making processes.
The maps contained in this presentation have been carefully compiled and printed by Kinder Morgan from available information.  Kinder Morgan does not guarantee the accuracy of these maps or information delineated thereon, nor does Kinder Morgan assume responsibility for any reliance thereon.  Recipient agrees not to copy, distribute or digitize this map without express consent from Kinder Morgan or its affiliates.
For certain financial information in this presentation, a reconciliation of these measures to the most comparable GAAP measures is included in the
Appendix to this presentation.

Use of Non-GAAP Financial Measures – Cont’d
5
KMI
The non-generally accepted accounting principles, or non-GAAP, financial measure of  cash available to pay dividends is presented in this news release. This non-GAAP financial measure should not be considered as an  alternative to a GAAP measure such as net income or any other
GAAP measure of liquidity or financial performance. Cash available to pay dividends is a significant metric used by us and by external users of our financial statements, such as investors, research analysts, commercial banks and others, to compare basic cash flows generated by us to the cash dividends we expect to pay our shareholders on an ongoing basis. Management uses this metric to evaluate our overall performance. Cash available to pay dividends is also an important non-GAAP financial measure for our shareholders because it serves as an indicator of our success in providing a cash return on investment. This financial measure indicates to investors whether or not we typically are generating cash flow at a level that can sustain or support an increase in the quarterly dividends we are paying. Our dividend policy provides that, subject to applicable law, we will pay quarterly cash dividends generally representing the cash we receive from our subsidiaries less any cash disbursements and reserves established by our board of directors. Cash available to pay dividends is also a quantitative measure used in the investment community because the value of a share of an entity like KMI that pays out all or a substantial proportion of its cash flow, is generally determined by the dividend yield
(which in turn is based on the amount of cash dividends the corporation pays to its shareholders). The economic substance behind our use of cash available to pay dividends is to measure and estimate the ability of our assets to generate cash flows sufficient to pay dividends to our investors.
We believe the GAAP measure most directly comparable to cash available to pay dividends is income from continuing operations. A reconciliation of cash available to pay dividends to income from continuing operations is provided in this release. Our non-GAAP measure described above should not be considered as an alternative to GAAP net income and has important limitations as an analytical tool. Our computation of cash available to pay dividends may differ from similarly titled measures used by others. You should not consider this non-GAAP measure in isolation or as a substitute for an analysis of our results as reported under GAAP. Management compensates for the limitations of this non-GAAP measure by reviewing our comparable GAAP measures, understanding the differences between the measures and taking this information into account in its analysis and its decision making processes.
The maps contained in this presentation have been carefully compiled and printed by Kinder Morgan from available information.  Kinder Morgan does not guarantee the accuracy of these maps or information delineated thereon, nor does Kinder Morgan assume responsibility for any reliance thereon.  Recipient agrees not to copy, distribute or digitize this map without express consent from Kinder Morgan or its affiliates.
For certain financial information in this presentation, a reconciliation of these measures to the most comparable GAAP measures is included in the
Appendix to this presentation.

Kinder Morgan 2012 Investor Conference
Agenda
8:00 – 8:45 Corporate Overview: Vision – Rich Kinder
8:45 – 9:00 Corporate Overview: Financial Excellence – Park Shaper
9:00 – 9:15 Corporate Overview: Operational Excellence – Steve Kean
9:15 – 9:30 Break
9:30 – 10:15 Natural Gas Pipelines – Tom Martin
10:15 – 10:45 Products Pipelines – Tom Bannigan
10:45 – 11:30 Terminals – Jeff Armstrong
11:30 – 11:45 Kinder Morgan Canada – Ian Anderson
11:45 – 12:30 Lunch
12:30 – 1:00
CO2
– Tim Bradley
1:00 – 1:30 Financial Review – Kimberly Dang
1:30 – 2:00 Q & A
6

Vision Rich Kinder Chief Executive Officer

Then (first analyst conference-2001)
and Now:
Stable Platforms, Exceptional Growth
Then
(a)
Enterprise value of $14B
(c)
KMP Total distributions of $333MM
KMP LP distribution of $1.71/unit
(d)
3,569 employees
Now
(b)
(excluding El Paso)
Enterprise value of $63B
(c)
KMP Total distributions of $3.1B
KMP LP distribution of $4.98/unit
8,328 employees
2
Note: excludes any impact from the proposed acquisition of El Paso by KMI
(a) As of and for the year ended 12/31/2000, representing Kinder Morgan at the time of the inaugural Kinder Morgan analyst day held 1/24/2001
(b) Enterprise value / employees as of and for the year ended 12/31/2011, KMP total distributions / KMP LP distribution per unit represent the budget for 2012
(c) Kinder Morgan Energy Partners, L.P., Kinder Morgan Management, LLC and Kinder Morgan, Inc. combined
(d) Split-adjusted

Stayed the Course
Focus on stable fee-based assets that are core to North American energy infrastructure
— Market leader in each of our business segments
Control costs
— It’s the investors’ money, not management’s – treat it that way
Leverage asset footprint to seek attractive capital investment opportunities, both expansion and acquisition
— KMP has completed $11.7 billion in acquisitions and $13.3 billion in greenfield / expansion projects since inception
(a)
Maintaining a strong balance sheet is paramount
— Enables continued access to capital markets to grow the business
— KMP accessed capital markets for nearly $26 billion since inception
(a,b)

(a) From 1997 through 2011
(b) Gross capital issued, $24 billion net of refinancing

Kinder Morgan
Asset Footprint
Note: excludes El Paso
(a) 2012 budget
(b) 2011 data not available
(c) Excludes transload facilities (35) and transmix processing facilities (6)
(d) Includes leased capacity
Largest independent transporter of
petroleum products in the U.S.
— Transport ~1.9 MMBbl/d (a)
2 largest transporter of natural gas
in the U.S.
— Own an interest in / operate over
25,000 miles of natural gas pipeline
— Connected to many important
natural gas shale plays including
Eagle Ford, Haynesville, Fayetteville
and Barnett
— Largest provider of contracted
natural gas treating services in U.S.
Largest transporter of
CO2
in the U.S.
— Transport ~1.3 Bcf/d of
CO2
(a)
2 largest oil producer in Texas (b)
— Produce ~51 MBbl/d of crude oil
gross (~34 MBbl/d net) (a)
Largest independent terminal
operator in the U.S.
— Own an interest in or operate ~180
liquids / dry bulk terminals (c)
— ~111 MMBbls domestic liquids
capacity (d)
— Handle ~108 MMtons of dry bulk
products (a)
•
Including 44 MMtons of coal (a)
Only Oilsands pipeline serving the
West Coast
— TMPL transports ~300 MBbl/d to
Vancouver / Washington State
NGPL GAS STORAGE (KMI)
NATURAL GAS PROCESSING
NGPL (KMI)
NATURAL GAS STORAGE
NATURAL GAS PIPELINES
PRODUCTS PIPELINES
TERMINALS
TRANSMIX FACILITIES
PRODUCTS PIPELINES
GAS TREATERS
CO PIPELINES
CO OIL FIELDS
CRUDE OIL PIPELINES
TERMINALS
KM HEADQUARTERS
PETROLEUM PIPELINES
INDICATES NUMBER OF
FACILITIES IN AREA
PETROLEUM PIPELINES
TERMINALS
2
2
nd
nd

Kinder Morgan: Three Ways to Invest

85MM
(86%)
14MM
(14%)
Distributions
in additional
i-units / shares
KMR
(LLC)
99 million shares (a)
LP & GP
Distributions
$1.6B (c)
KMI
Public
Float
KMI
Cash
distributions
KMP
(Partnership)
238 million units (a)
216MM
(91%)
KMI
(Inc.)
707 million shares (d)
Public
Float
Management /
Original S/H
Sponsors
22MM
(9%)
114MM
(16%)
320MM
(45%)
273MM
(39%)
Kinder Morgan Energy Partners, L.P.
Market Equity
Debt
Enterprise Value
2012E LP Distribution per Unit
2012E Total Distributions
Kinder Morgan, Inc.
Market Equity $22.8B
(d)
Debt 3.2B
(e)
Enterprise Value $26.0B
2012E Dividend per Share $1.35
(c)
2012E Total Dividends $956MM
(c)
Note: excludes any impact from the proposed acquisition of El Paso by KMI
(a)
As of 12/30/2011; KMP market equity based on ~238 million common units (includes 5.3 million Class B units owned by Kinder Morgan, Inc.; Class B units are unlisted KMP common units) at a price of $84.95, and ~99 million KMR shares at a price of $78.52
(b)
Debt balance as of 12/31/2011, excludes the fair value of interest rate swaps, net of cash
(c)
2012 budget
(d)
As of 12/30/2011; KMI market equity based on 707 million shares (assumes full conversion of Class A, B and C shares in to Class P shares) at a price of $32.17
(e)
Debt of KMI and its subsidiaries, excluding KMP and its subsidiaries as of 12/31/2011; excludes the fair value of interest rate swaps, purchase accounting and Kinder
Morgan G.P., Inc.’s $100 million of Series A Fixed-to-floating Rate Term Cumulative Preferred Stock due 2057, net of cash
$28.0B
(a)
12.4B
(b)
$40.4B
$4.98
(c)
$3.1B
(c)

Delivering Consistent Growth
Total Distributions (GP + LP) ($MM) KMP Annual LP Distribution per Unit
(b)
Net Debt to EBITDA
(c,d)
Note: excludes any impact from the proposed acquisition of El Paso by KMI
(a) In 2010, total distributions paid were $2,250 million.  These distributions would have been $2,420 million ($170 million greater) if all distributions paid in August 2010 had been cash from operations, rather than a portion being a distribution of cash from interim capital transactions; the GP receives only 2% of distributions of cash from interim capital transactions
(b) Annual LP declared distributions, rounded to 2 decimals where applicable
(c) Debt is net of cash and excluding fair value of interest rate swaps
(d) For KMI, net debt also excludes purchase accounting and Kinder Morgan G.P., Inc.’s preferred stock; distributions received from equity investees net of G&A and sustaining capital expenditures EBITDA

Significant Historical Returns
(a)

KMI: 11.4% Initial Annualized Return
(e)
KMP: 26% CAGR Since ‘96
(b)
KMR: 16% CAGR Since ‘01
(c)
(d) Alerian MLP index
(e) Annualized total return based on partial year return following IPO on 2/10/2011; partial-year return for period is 10.0%
(f) Calculated through 12/30/2011; start dates for 2-year, 3-year, 5-year and 10-year return calculations are
12/31/2009, 12/29/2008, 12/31/2006 and 12/31/2001, respectively
$0
$500
$1,000
$1,500
$2,000
$2,500
$3,000
$3,500
Dec-96 Dec-99 Dec-02 Dec-05 Dec-08 Dec-11
Dollars
AMZ
(d)
= $1,003
KMP = $3,362
S&P 500 = $222
Total Return 2011 2-yr 3-yr (f) 5- yr 10- yr
KMP 29% 58% 129% 150% 342%
KMR 26% 66% 148% 150% 327%
KMI 11% n/a n/a n/a n/a
S&P 500 Index
Alerian MLP Index
MSCI REIT Index
Philadelphia UTY Index
(f) (f) (f)
(e)
2% 17% 49% 1% 33%
14% 55% 173% 95% 324%
9% 40% 79% 7% 224%
19% 26% 39% 20% 119%
-
-
$0
$75
$150
$225
$300
$375
$450
$525
Dec- 01 Dec- 03 Dec- 05 Dec- 07 Dec-09 Dec- 11
KMR = $474
AMZ = $464
Dollars
IPO 5/14/2001
S&P 500 = $124
(d)
$0
$20
$40
$60
$80
$100
$120
$140
Dec 10 Feb- 11 Apr- 11 Jun- 11 Aug 11 Oct- 11 Dec -
Dollars
IPO 2/10/2011
UTY = $117
KMI = $110
MSCI = $104
S&P 500 = $97
- -
11
Source: Bloomberg
(a)
Total returns calculated on daily basis through 12/30/2011, except where noted; assumes dividends /
distributions reinvested in index / stock / unit
(b)
Start date 12/31/1996
(c)
Start date 5/14/2001: KMR initial public offering; KMP CAGR over same period is 16%

Promises Made, Promises Kept

Promises Made Promises Kept
KMP achieved
LP distribution
target in 11
out of 12 years
(a) On a paid basis; KMI paid a prorated dividend for 1Q 2011 of $0.14 per share on 5/16/2011; based on a full quarter, the dividend amounts to $0.29 per share
KMP Budgeted
LP Distribution:
KMI Budgeted
Dividend:
2000:   $1.60
2001:   $1.95
2002:   $2.40
2003:   $2.63
2004:   $2.84
2005:   $3.13
2006:   $3.28
2007:   $3.44
2008:   $4.02
2009:   $4.20
2010:   $4.40
2011:   $4.60
2011:   $1.16
(a)
2000:   $1.71
2001:   $2.15
2002:   $2.435
2003:   $2.63
2004:   $2.87
2005:   $3.13
2006:   $3.26
2007:   $3.48
2008:   $4.02
2009:   $4.20
2010:   $4.40
2011:   $4.61
2011:   $1.18
(a)
KMP Actual
LP Distribution:
KMI Actual
Dividend:

Kinder Morgan 2012 Goals (Excludes El Paso)
KMP
(a)
Distribution Target
— $4.98 per unit (8.0% growth)
— Excess coverage of $71MM
Maintain Solid Balance Sheet
— Yr-end 2012 debt / EBITDA = 3.4x
— Expansions / acquisitions
financed 50% equity, 50% debt
KMI
(a,b)
Dividend Target (declared)
— $1.35 per share (12.5% growth)
— $985MM in cash available for
dividends
Maintain Solid Balance Sheet
— Yr-end 2012 debt / distributions
received less G&A = 2.1x
9
Operate all of our assets in a safe, compliant and environmentally sound manner
(a) Excludes any impact from the proposed acquisition of El Paso by KMI
(b) KMI previously announced that if the El Paso transaction were to close on January 1, 2012, KMI would expect to pay dividends per share of around $1.45 for 2012;
since the transaction will not be in effect for the full year 2012, KMI’s actual dividend in 2012 will likely be less than $1.45

KMP

Well-Diversified Cash Flow
$1,303MM segment EBDA
(d)
— 41% Interstate
— 59% Intrastate
(e)
$735MM segment EBDA
(d)
— 52% Pipelines
— 44% Associated Terminals
— 4% Transmix
$1,381MM segment EBDA
— 26% CO
2
transport and sales
— 74% oil production related
— Production hedged
(b)
:
2012=77% ($91)
(c)
2013=51% ($92)
2014=31% ($93)
2015=13% ($98)
$757MM segment EBDA
— 54% Liquids
— 46% Bulk
CO
2
Terminals Products Pipelines
Natural Gas Pipelines
2012E KMP Segment
Earnings before DD&A
= $4.4 billion
(a,d)
$201MM segment EBDA
11
(KMP)
Kinder Morgan Canada
Note: excludes any impact from the proposed acquisition of El Paso by KMI
(a)
Budgeted 2012 segment earnings before DD&A excluding certain items
(b)
Percent of estimated net crude oil and heavy natural gas liquids production; see slide 34 for further detail
(c)
2012 budget assumes an $93.75/Bbl price on unhedged barrels
(d)
Includes $171 million of depreciation for Natural Gas Pipelines JVs REX, MEP, FEP, Eagle Ford (Copano), EagleHawk and Red Cedar, and Products Pipelines JV
Cypress
(e)
Includes upstream assets

Stable Asset Base
Natural Gas
Pipelines
Products
Pipelines
CO
2
Terminals
Kinder Morgan
Canada
Volume Security
– Interstate: virtually all
take or pay
– Intrastate: ~75%
take or pay
(a)
– Volume based
– S&T: primarily
minimum volume
guarantee
– Take or pay,
minimum volume
guarantees, or
requirements
– Essentially no
volume risk
Avg. Remaining
Contract Life
– Transportation: 8.0 yrs – Not applicable – S&T: 4.0 yrs
– Liquids: 4.0 yrs
– Bulk: 3.8 yrs
– 2.0 yrs
(b)
Pricing Security
– Interstate: primarily
fixed based on contract
– Intrastate: primarily
fixed margin
– PPI + 2.65%
– S&T: 70% of
revenue protected
by floors
– O&G: volumes
77% hedged
(c)
– Based on contract;
typically fixed or
tied to PPI
– Fixed based on
toll settlement
Regulatory
Security
– Interstate: regulatory
return mitigates
downside; may receive
higher recourse rates for
increased costs
– Intrastate: essentially
market-based
– Pipeline: regulatory
return mitigates
downside
– Terminals &
transmix: not
price regulated
(d)
– Primarily
unregulated
– Not price regulated
(d)
– Regulatory
return mitigates
downside
Commodity
Price Exposure
– Interstate: no direct
– Intrastate: limited
– No direct
– Full-yr impact  is
$5.8MM in DCF
per $1/Bbl change
in oil price
– No direct – No direct
Note: excludes any impact from the proposed acquisition of El Paso by KMI
(a) Transportation for intrastate pipelines includes term purchase and sale portfolio
(b) Assumes 1-year rate 2012 settlement on Trans Mountain
(c) Percent of 2012 expected production, includes heavier NGL components (C4+)
(d) Terminals not FERC regulated, except portion of CALNEV

(KMP)

2-3% Annual Distribution Growth without Investment
Current
Environment
Products Pipelines
PPI escalator +
Renewables handling +
Volumes ~
Terminals
Annual escalator +
Volumes & ancillary charges +
Renewing contracts +
Current
Environment
CO
2
Higher price on oil hedges +
Higher overall oil / NGL prices +
Recontracting CO
2
supply +
Oil / NGL volumes ~
Natural Gas
Volume growth (shale & power) +
Gathering, processing & treating +
Intrastate margins ~
Storage margins –
Transport renewals –
Storage renewals +

Note: excludes any impact from the proposed acquisition of El Paso by KMI
(KMP)

2012 Growth Expenditures
Note: excludes any impact from the proposed acquisition of El Paso by KMI
(a) Includes equity contributions to joint ventures of $233 million
(b) Includes growth capital expenditures for Kinder Morgan Canada of $10 million
(c) Includes acquisitions of $108 million
Natural Gas
Pipelines
(a)
Products
Pipelines
(a,b)
Terminals
(a,b,c)
CO
2
Oil
Production
2012E Total KMP
Growth Expenditures
= $1.7 billion
(a,b,c)
14
(KMP)
CO
2
S&T
15%
19%
40%
9%
17%

Natural Gas Pipelines Growth Drivers
2012 Growth Drivers:
Growth and full year contribution on Kinder
Hawk
Full year contribution from Eagle Hawk and
SouthTex
Eagle Ford shale development (on
standalone basis, and under JVs with
Copano and BHP)
Full year of higher throughput on
Fayetteville Express (FEP) pipeline (volume
ramp through 2011)
West Clear Lake storage contract rollover
Longer-term Growth Drivers:
Natural gas is the logical fuel of choice
— Cheap, abundant, domestic and clean
Demand growth and shifting supply from
multiple basins lead to:
— Pipeline / storage expansions and
extensions (e.g. Eagle Ford)
— Greenfield development
— Optionality of deploying portions of
existing footprint in different product
uses
Expand service offerings to customers
(e.g. treating and G&P)
LNG exports
Acquisitions
Well-positioned in the Rockies, shales and in Texas
15
(KMP)
Note: excludes any impact from the proposed acquisition of El Paso by KMI
TransColorado
2
2
KMTP
KMTejas
KMIGT
Trailblazer
2
KMLP
REX
REX
FEP
MEP
KinderHawk
Eagle Ford
NATURAL GAS PIPELINES
NATURAL GAS STORAGE
NATURAL GAS PROCESSING KM HEADQUARTERS
(2)
# OF FACILITIES IN AREA
GAS TREATERS (KMP)

Products Pipelines Growth Drivers
2012 Growth Drivers:
PPI tariff escalator
Modest organic volume growth
Initial year of Crude and Condensate
operations, Cochin E/P project, and
terminal projects including new tank
expansions for refined products and
biodiesel blending services
Longer-term Growth Drivers:
Development of shale play liquids
infrastructure
— Condensate transportation,
processing and storage services from
Eagle Ford
•
Condensate processing facility
located in Houston Ship Channel, in-
service Jan-2014
— Crude / condensate service on Cochin
Parkway Pipeline in-service 2013
Increased fuel export opportunities
RFS (a) increases demand for storage and
ancillary services
— Ethanol and biodiesel growth
including terminals and pipeline
expansions
Tariff index adjustments / organic volume
growth
Tuck-in acquisitions
Well-located with origin in refinery / port hubs and terminus in population centers
(a) RFS (U.S. Renewable Fuels Standard) requires an increase in use of renewable fuels, from 15 Bgal/yr in 2012 to 36 Bgal/yr in 2022
16
Pacific
WCT
Northern
2
Pacific
CALNEV
Cypress
Central
Florida
2
Cochin
2
KMCC
Parkway
Pipeline
Proposed
Condensate
Processing
Plantation
2
4
3
2
2
PRODUCTS PIPELINES
PRODUCTS PIPELINES
TERMINALS
TRANSMIX FACILITIES
(2)
INDICATES NUMBER OF
FACILITIES IN AREA
PIPELINES UNDER CONSTRUCTION
CONDENSATE PROCESSING FACILITY
(KMP)

Terminals Growth Drivers
2012 Growth Drivers:
Increase in rates on existing contracts
Higher coal throughput
Full year of 2011 acquisitions (Cushing,
Total, Watco) and expansion projects
(Carteret, Cushing, Deer Park, Port of
Houston)
Partial benefit from over $650 million in
2012 expected growth expenditures
Longer-term Growth Drivers:
Newbuild and expansion of export coal
and petcoke terminals (IMT, Houston,
Whiting)
Expansions and higher rates at well-
located, high-connectivity terminals
Petroleum exports
Canadian crude oil merchant tankage
Increase in use of renewable fuels
(a)
leads to ethanol / biofuel expansion
Acquisition of terminals from “mom
and pop” owners and from majors
Well-located in refinery / port hubs and inland waterways
17
(a) RFS (U.S. Renewable Fuels Standard) requires an increase in use of renewable fuels, from 15 Bgal/yr in 2012 to 36 Bgal/yr in 2022
TERMINALS
KM HEADQUARTERS
# OF FACILITIES IN AREA
(KMP)

CO
2
Growth Drivers
2012 Growth Drivers:
Higher overall oil / NGL prices
CO2
S&T price increases
Relatively flat oil production
Longer-term Growth Drivers:
Strong demand for CO2
—
Expansion of CO2
source fields
and pipelines
•
Expect to execute several
large, long-term CO2
S&T
contracts
— Higher rates and better terms
on new/renewed CO2
S&T
contracts
Billions of barrels of domestic oil
still in place to be recovered at
SACROC, Yates and Katz
18
(KMP)
CO2
PIPELINES
CO2
OIL FIELDS
CRUDE OIL PIPELINES
KM HEADQUARTERS
CO2
SOURCE FIELDS
Own and operate best source of CO
2
for EOR

Kinder Morgan Canada Growth Drivers
2012:
Extending new toll settlement on Trans
Mountain pipeline (TMPL); results in
relatively flat financial performance
between 2011 and 2012
Longer-term Growth Drivers:
Expand Oilsands export capacity to
West Coast and Asia
— TMPL is lowest-cost option with
ability to do staged expansions,
or one large expansion
— Open season underway for firm
commitments to major expansion
Expanded dock capabilities
(Vancouver)
Sole oil pipeline from Oilsands to West Coast / export markets
19
(KMP)
KM HEADQUARTERS
PETROLEUM PIPELINES
PETROLEUM PIPELINES TERMINALS
# OF FACILITIES IN AREA

KMI

Overview – 99% of Cash Comes from KMP
Limited capital expenditures at KMI
Stock ownership:
— Public – 16%
— Rich Kinder, other management
and original stockholders – 39%
— Sponsors – 45%
In 2012:
— KMI expects to receive $1.6
billion in distributions
— $985 million budgeted cash
available for dividends after
paying cash taxes, cash interest
and G&A
General Partner interest receives incentive
distributions from KMP
KMI owns ~11% of total limited partner
interests
21
Interests in KMP
(c)
2012E KMI Total
Cash Receipts
= $1.6 billion
(a)
(KMI)
Note: excludes any impact from the proposed acquisition of El Paso by KMI
(a) 2012 budget
(b) 20% equity interest; KMI is operator of Natural Gas Pipeline Company of America
(c) As of 12/31/2011; includes: (i) general partner interest, (ii) 21.7 million KMP units and (iii) 14.1 million KMR shares
GP
Interest
88%
LP
Interest
11%
NGPL
1%
(b)

Growth in KMP Distributions Leads to KMI Growth
Growth in KMP Distributions Received by KMI

(KMI)
Note: excludes any impact from the proposed acquisition of El Paso by KMI
(a) 2012 budget
$1,600
$1,400
$1,200
$1,000
$800
$600
$400
$200
$0
$1,380
$1,585
$1,217
$1,340
$163
$181
$64
$4.61 $4.98
2011 actual 2012 budget
Budgeted 8%
growth in
KMP Distribution
per LP Unit
LP interests
GP interest
GP Distribution on Additional
16MM KMP Units
An 8% increase in the annualized LP distribution per unit from
$4.61 to $4.98 with a 16MM unit increase in KMP units outstanding results in an increase of 15%, or $205MM, in total distributions to KMI
(a)

El Paso Update

Strong Asset Base
(a)
Horizon
NGPL
Pacific
Northern
TransColorado
2
Pacific
CALNEV
KMCO
2
2
KMTP
KMTejas
Wink
SACROC
Yates
9
5
2
3
2
Plantation
Cypress
4
Central
Florida
7
3
2
2
4
3
2
2
4
3
KMIGT
Trailblazer
2
Cochin
Express
Platte
Trans
Mountain
Claytonville
2
4
KMLP
REX
REX
MEP
2
FEP
2
2
2
3
2
2
KinderHawk
2
2
3
Katz
Eagle Ford
ESPL
2
Puget Sound
NGPL (KMI)
NGPL GAS STORAGE (KMI)
PRODUCTS PIPELINES (KMP)
PRODUCTS PIPELINES
TERMINALS (KMP)
TRANSMIX FACILITIES (KMP)
NATURAL GAS PIPELINES (KMP)
NATURAL GAS
STORAGE (KMP)
NATURAL GAS
PROCESSING (KMP)
CO2
PIPELINES (KMP)
CO2
OIL FIELDS (KMP)
CRUDE OIL PIPELINES (KMP)
TERMINALS (KMP)
KM HEADQUARTERS
PETROLEUM PIPELINES (KMP)
PETROLEUM PIPELINES
TERMINALS (KMP)
(2,3,8)
INDICATES NUMBER OF
FACILITIES IN AREA
GAS TREATERS (KMP)
EL PASO PIPELINES

(a) Shows all current Kinder Morgan assets and
El Paso pipeline assets

El Paso Transaction Timeline
El Paso E&P sale process under way
— Targeting closing all or a material portion of E&P asset portfolio around time of closing of El Paso acquisition
Integration plan being developed – targeting $350 million of synergies
Expect Q1 2012 shareholder meetings
HSR review underway
— Pre-merger notifications filed
— 2 request received
— Providing additional information to FTC
Expect Q2 2012 closing

nd

Dividend and Distribution Growth Targets
KMI
Current targets excluding El Paso
Declare budgeted 2012 dividends of $1.35
per share (12.5% growth)
Targeted 10% long-term dividend growth
rate
Targets including El Paso
Estimate $1.45 per share dividend paid
had El Paso transaction closed at the
beginning of 2012
— Since the transaction will not be in
effect for the full year 2012, KMI’s
actual dividend in 2012 will likely be
less than $1.45 per share
— Also have converted to declared basis
from paid basis (for comparison
$1.35/sh declared = $1.30/sh paid)
Targeted 12.5% long-term dividend growth
rate through 2015
KMP
Current targets excluding El Paso
Declare budgeted 2012 LP distributions of
$4.98 per unit (8.0% growth)
Targeted 5% long-term distribution growth
rate
Targets including El Paso
Targeted 7% long-term distribution growth
rate, driven by expected dropdowns
resulting from the  EP transaction

Unparalleled asset footprint
Established track record
Industry leader in all business segments
Experienced management team
Supportive general partner
Transparency to investors
Attractive returns driven by combination of yield plus growth

KMI, KMP & KMR:
Attractive Value Proposition

Financial Excellence Park Shaper President

($ in billions)
Note: excludes any impact from the proposed acquisition of El Paso by KMI
(a) Includes equity contributions to joint ventures
(b) 1998 – 2011, does not include 2012 budget
Total Invested by Type
(a,b)
Total Invested by Segment
(a,b)
29
Total Invested by Year
(a)
~$25B of Growth Capital Invested at KMP
(a,b)

How We Have Done: KMP Returns on Capital
2000 2001 2002 2003 2004 2005 2006 2007 2008 2009 2010 2011
Segment ROI
(a)
:
Products Pipelines 11.9% 11.8% 12.8% 12.9% 12.4% 11.6% 11.8% 13.2% 12.5% 13.4% 13.7% 12.9%
Natural Gas Pipelines 13.3 15.5 12.9 13.5 14.0 15.5 16.7 17.5 16.9 14.0 11.9 11.9
CO2
27.5 24.6 22.0 21.9 23.8 25.7 23.1 21.8 25.9 23.5 25.7 26.2
Terminals 19.1 18.2 17.7 18.4 17.8 16.9 17.1 15.8 15.5 15.1 14.6 14.3
Kinder Morgan Canada -- -- -- -- -- -- -- 11.0 12.1 12.8 13.7 14.1
KMP ROI 12.3% 12.7% 12.6% 13.1% 13.6% 14.3% 14.4% 14.1% 14.9% 13.9% 13.5% 13.5%
KMP Return on Equity 17.2% 19.4% 20.9% 21.7% 23.4% 23.9% 22.6% 22.9% 25.2% 25.2% 24.3% 24.0%
Note: a definition of these measures may be found in the Appendix to this presentation
(a) G&A is deducted to calculate the KMP ROI, but is not allocated to the segments and therefore not deducted to calculate the individual Segment ROI

KMP Cost of Capital
Operated
Cost of capital varies over time:
— Current ~7.2%
(a)
— 2011 analyst conf 7.8%
— 2010 analyst conf 8.8%
— 2009 analyst conf 9.8%
— 2008 analyst conf 9.0%
— 2004 analyst conf 8.3%
— 2003 analyst conf 9.1%
— 2002 analyst conf 8.2%
Long-term cost of capital ~9%
— Well in excess of long-term cost of capital
Delivered attractive returns to LP investors
Supportive GP
— GP has demonstrated willingness to forego distributions for transitional time period for appropriate acquisitions or expansions (e.g., KinderHawk)
— If we get to a point where we cannot deliver attractive returns to LP investors, we would consider other options
31
(a)
Targeted unlevered returns typically 12-15% for pipelines
(higher for CO
2
)
in “50/50 splits”
since 1997
As of 12/30/2011; calculation of current cost of capital can be found in the Appendix to this presentation

KMP Access to Capital
Issued ~$25.8 billion of capital at KMP in the public markets since inception
(a)
— ~$11.9 billion in equity raised
(a)
— ~$13.9 billion in KMP long-term debt (~$12.1B net of refinancing)
Accessed in difficult markets
— Sep’01 to Sep’02 ~$1.9 billion in equity and debt issued
(a)
— Aug’07 to Dec’09 ~$7.6 billion in equity and debt issued
(a)
Limited equity issuance needed in 2012
— KMR dividend = ~$491 million in 2012
— KMP $385 million public secondary offering(s) / ATM program

Note: all figures as of 12/31/2011; excludes any impact from the proposed acquisition of El Paso by KMI
(a) Includes KMR share dividends

KMR 101
(a)
Discount Has Narrowed, But Still Wide
KMR Discount to KMP
Management Purchases of KMR / KMP
(c)
(a) All figures through / as of 12/30/2011; see footnotes on slide 7 for explanation of total return calculations
(b) Calculation of share dividend: KMP quarterly cash distribution per unit divided by KMR 10-day average price prior to x-date = fractional share paid for every KMR share owned, e.g. $1.16
/ $65.986 = 0.017579 share; example reflects actual KMR share dividend calculated for 3Q 2011 paid on 11/14/2011; refer to KMP 3Q 2011 10-Q for more information
(c) Purchase of KMR shares and KMP units by directors and officers of KMR/KMP since the KMR IPO in 2001, as reported in SEC Form 4 filings;
7:1 ratio excludes one open market purchase of KMP units relating to an arrangement requiring cash distributions for payment of interest
33
KMR is KMP
KMR shares are pari passu with KMP units
KMR dividend equal to KMP cash distribution, but paid in
additional shares; effectively a dividend reinvestment
program
(b)
Like KMP units, KMR shares are tax efficient — but with
simplified tax reporting (no K-1s, UBTI)
KMR is a significant entity
KMR market cap = $7.7 billion, ~30% of total KMP
capitalization
~$20 million in daily liquidity
KMR has generated a 15.8% compound annual total return
since ‘01 IPO, vs. 16.1% for KMP
Although the KMR trading discount to KMP has narrowed,
at 7.6% it still leaves substantial room for improvement
EP transaction expected to lead to more KMR issuance
Highlighting the security and further improving liquidity
Potential for KMP to become self-funding through KMR
dividend
Possibility of KMR share buybacks if quarterly dividends
exceed equity funding needs
Insiders prefer KMR
Management has purchased KMR at a rate of about 2:1 vs.
KMP, or almost 7:1 excluding one transaction
(c)
-20%
-15%
-10%
-5%
0%
5%
10%
Dec-01 Dec-03 Dec-05 Dec-07 Dec-09 Dec-11
$0
$2
$4
$6
$8
$10
KMR KMP
$8.1
$4.5
(millions)
IPO 5/14/2001

KMP CO
2
Oil Production Hedge Profile
Avoid businesses with direct
commodity exposure
Hedge CO
2
BOE equivalent
— Targeted minimum
hedge amounts:
Current Year:   70%
Year 2:   50%
Year 3:   30%
Year 4:   10%
Net Oil Production
34
77%
51%
31%
13%
0
10
20
30
40
2012 2013 2014 2015
Avg Hedge Px
WTI & WTS
($/Bbl)
(a)
$90.64 $92.23 $93.40 $98.11
Hedged Unhedged % Hedged
(a)
Where collars are used, pricing incorporated into average hedge price is the collar floor; for swaps and puts, strike price net of premium is used
(b)
Net equity production: 2012 = budget; 2013-2016 = based on Netherland, Sewell reserve report plus Katz project estimated barrels; includes heavier
NGL components (C4+)

KMP Risks
Regulatory
— Pacific Products Pipeline FERC / CPUC cases
— Periodic rate reviews
— Unexpected policy changes
Crude Oil Production Volumes
Crude Oil Prices
— 2012 budget assumes $93.75/Bbl realized price on unhedged barrels
— 2012 sensitivity is ~$5.8 million DCF per $1/Bbl change in crude oil prices
Economically Sensitive Businesses (e.g., steel terminals)
Environmental
Terrorism
Interest Rates
— ~50% floating rate debt
— The full-year impact of a 100-bp increase in rates equates to an approximate $65 million increase in interest expense

Note: excludes any impact from the proposed acquisition of El Paso by KMI

KMP Focused on Distribution Growth
History of Delivering
Distribution Growth
(a)
:
— 1-year growth = 4.8%
— 3-year growth = 4.7%
— 5-year growth = 7.2%
Annual LP Distribution Per Unit
(b)
Note: excludes any impact from the proposed acquisition of El Paso by KMI
(a) Compound annual growth in KMP LP distributions per unit for the 1-year, 3-year and 5-year periods ending 12/31/2011
(b) Annual LP distribution, rounded to 2 decimals where applicable
36
1996 1997 1998 1999 2000 2001 2002 2003 2004 2005 2006 2007 2008 2009 2010 2011 2012E
$0.63
$0.94
$1.24
$1.42
$1.71
$2.15
$2.44
$2.63
$2.87
$3.13
$3.26
$3.48
$4.02
$4.20
$4.40
$4.61
$4.98

KMP Drives KMI Growth
Substantial cash flow
Minimal capital expenditures
at KMI level
Strong balance sheet
Growing distributions and
investment at KMP drive KMI
dividend growth
KMP Cash Distributions Received by KMI
37
GP Interest
LP Units Owned
$65 $77 $85
$96
$100
$96
$104
$127
$140
$152
$163
$181
$58
$113
$208
$278
$336
$406
$492
$529
$635
$830
$967
$1,087
$1,218
$1,404
$3 $6
$40
$68
$153
$273
$355
$421
$502
$592
$625
$739
$957
$1,107
$1,239
$1,381
$1,585
1996 1997 1998 1999 2000 2001 2002 2003 2004 2005 2006 2007 2008 2009 2010 2011 2012E
(a)
$40
__________________________
Note: excludes any impact from the proposed acquisition of El Paso by KMI
(a) In 2010, total distributions paid to KMI (GP + LP) were $1,032 million.  These distributions to KMI would have been $1,202 million ($170 million greater) if all distributions paid in August 2010 had been cash from operations, rather than a portion being a distribution of cash from interim capital transactions; the GP receives only 2% of distributions of cash from interim capital transactions

Operational Excellence Steve Kean Chief Operating Officer

Operations Goals – Safe, Reliable, Efficient Operations
Continuous reduction in risk to the public, employees,
contractors, assets and the environment
Continuous improvement in the efficiency and productivity of existing operations
Establish culture of excellence in operations

Well-executed expansions and effective integration of acquired operations

Efficiency
Part of weekly asset review
— Throughput
— Operating costs (including energy use and L&U)
— Sustaining capex updates
Detailed, “bottoms up” budget process for operating expenses and sustaining capex
— Separately identify safety and compliance needs; separately track spending on those items
Shared best practices on common activities
— Working groups
— Quarterly KM operations meeting

KM Operating Efficiency
G&A per MMDth Natural Gas Received O&M per MMDth Natural Gas Received

Source: third party analysis
$-
$0.01
$0.02
$0.03
$0.04
$0.05
$0.06
$0.07
$0.08
$0.09
$0.10
Company
A
Company
B
Company
C
Company
D
Company
E
Company
F
Company
G
Company
H
KM-
Line
operated
-
$0.05
$0.10
$0.15
$0.20
$0.25
$0.30
$0.35
$0.40
$0.45
$0.50
Company
A
Company
B
Company
C
Company
D
Company
E
Company
F
Company
G
Company
H
KM
operated
Line
$
-

Implementation Plan
Immediate Risk Reduction
ROW protection programs
Liquids pipeline O&M re-write
EHS (environmental, health and
safety)  “boot camps” in Terminals
Audits and assessments (annual
program)
Acceleration of certain pipeline
integrity work
PSM / RMP compliance
(a)
Tank and in-facility pipe integrity
program
Terminals SQE (safety, quality and
environmental) ongoing
Separate review of high
consequence assets and
operations
Continuous Improvement
Systems Improvement and
extension
Measuring, meeting, adjusting
Training
Auditing
Working Groups – share best
practices across Kinder Morgan
Systems-making
Compliance Routine
Addressing operations performance
in our existing processes —
Operations Management System
— Annual budget
— Compensation
— QBR’s
— Operations quarterly meetings
— Monthly business unit meetings
— Monthly major projects review
— Weekly asset meetings
Compliance systems
—
OpsInfo extension (2008 – 11)
—
Datastream
—
Petris
—
Audit tracking system
—
Exceptions reported to business
unit management
Incident and near miss reporting
systems
—
ERL
—
STARS
—
Incident Review Committee

(a) “PSM” = Process Safety Management
“RMP” = Risk Management Plan

Compliance Summary
Key elements:
1. Clear statement of requirement, assignment of responsibility and deadline for completion, and
2. Exception reporting to management
Performance:
— OpsInfo expanded to nearly 114,000 compliance actions per
year
•
Timely compliance: 99.5% in 2011
Other items tracked:  regulatory changes, audit exceptions
tracked and closed

Compliance Summary – Cont’d

(a) “SPCC” = Spill Prevention Control and Countermeasures
(b) “PSM” = Process Safety Management
“RMP” = Risk Management Plan
Business
Unit
Env. Permits
Hazardous
Waste / Transport
SPCC
(a)
Safety PSM / RMP
(b)
DOT and
DOT
Maintenance
Security
Contractors
Damage
Prevention
Natural Gas
Pipelines
OpsInfo INFOR EAM OpsInfo INFOR EAM OpsInfo ISNetworld Petris
Products
Pipelines
OpsInfo OpsInfo OpsInfo OpsInfo OpsInfo ISNetworld Petris
Terminals OpsInfo OpsInfo OpsInfo OpsInfo OpsInfo ISNetworld Petris
Kinder Morgan
Canada
OpsInfo & IVARA
OpsInfo for
Trans Mountain &
IVARA for
Platte & Express
Regulations
are Not
Applicable
OpsInfo &
IVARA
IVARA ISNetworld Petris
CO2
OpsInfo OpsInfo OpsInfo INFOR EAM OpsInfo ISNetworld Petris

Incidents & Releases: Liquids Pipeline ROW
Liquids Pipeline Incidents per 1,000 Miles
(a)
Liquids Pipeline Release Rate
(a)
45
Note: KM totals exclude non-DOT jurisdictional CO2 Gathering and Crude Gathering for compatibility with industry comparisons
(a) Failures involving onshore pipelines that occurred on the ROW, including valve sites, in which there is a release of the liquid or carbon dioxide transported resulting in any of the following:
(1) Explosion or fire not intentionally set by the operator
(2) Release 5 barrels or greater.  (NOTE: PHMSA does not record system location for releases less than 5 barrels)
(3) Death of any person
(4) Personal injury necessitating hospitalization
(5) Estimated property damage, including cost of clean-up and recovery, value of lost product, and damage to the property of the operator or others, or both, exceeding $50,000; not included: natural gas transportation assets
(b) 2009 most recently reported
KM Incidents Industry 3-yr Avg Industry 2009 Avg
(b)
-
5
10
15
20
25
30
35
2006 2007 2008 2009
Industry 3-yr Avg
0.45
0.29
0.21
-
0.08
0.39
-
0.2
0.4
0.6
0.8
1.0
2006 2007 2008 2009 2010 2011
2010 2011
KM Incidents Industry 2009 Avg
(b)
6.0
15.5
2.5
- 0.01
13.1

Product Pipelines 10-year Release Trend

Releases > 5 Gallons ROW and Facilities
0
10
20
30
40
50
60
0
2,000
4,000
6,000
8,000
10,000
12,000
2001 2002 2003 2004 2005 2006 2007 2008 2009 2010 2011
Total Barrels Released Cochin Release Total Number of Incidents Number of Pacific Only Releases

Incidents & Releases: Natural Gas Pipeline ROW
Natural Gas Pipeline Incidents Rate
(a)
47
0.27
0.30
0.13
0.04
-
0.2
0.4
0.6
0.8
1.0
2006 2007 2008 2009 2010 2011
KM Incidents Current Industry Avg 2005 Industry Avg
0.32
0.27
__________________________
Note: KM totals exclude non-DOT jurisdictional CO2
Gathering and Crude Gathering for compatibility with industry comparisons
(a) An Incident means any of the following events:
(1) An event that involves a release of gas from a pipeline or of a liquefied natural gas or gas from an LNG Facility and
(i)    A death, or personal injury necessitating in-patient hospitalization; or
(ii)   Estimated property damage, including cost of gas lost, of the operator or others, or both, of $50,000 or more; or
(iii)  Unintentional estimated gas loss of 3,000 Mcf or more
(2) An event that results in an emergency shutdown of an LNG facility
(3) An event that is significant, in the judgment of the operator, even though it did not meet the criteria of paragraphs (1) or (2)

KM Lost-time Incident Rate (DART) 48

Contractor Lost-time Incident Rate (DART)

0.44
0.71
1.23
1.00
1.10
1.00
1.84
1.00
-
1
2
3
4
5
Natural Gas
Pipelines
CO2 Products
Pipelines
Terminals KM Canada
KM Contractor Rate (12-mo) Industry Avg
-

OSHA Recordable Incident Rate

1.40
1.02
1.52
2.78
1.05
1.30
1.06
0.74
2.27
0.52
2.30
1.67
1.90
5.90
1.90
2.50
2.60
2.50
6.35
2.50
-
1
2
3
4
5
6
7
Natural Gas
Pipelines
CO2 Products
Pipelines
Terminals KM Canada
KM Rate (3-yr Avg) KM Rate (12-mo)
Industry Current Avg Industry 2005 Avg

Vehicle Incident Rate

(a) Industry average not available for Terminals
(a)
0.50
0.69
0.42
1.86
0.59
0.26
0.70
0.68
0.79
0.57
1.40
1.40
2.41
2.41
-
1
2
3
4
5
Natural Gas
Pipelines
CO2
Products
Pipelines
Terminals KM Canada
KM Rate (3-yr Avg)
-
KM Rate (12-mo)
-
Industry Avg

2012 Objectives
Incident rates: better than industry average and better than the
Kinder Morgan 3-year average; zero significant incidents
Terminals SQE program
Continued special emphasis on high consequence assets and
operations

53

Natural Gas Pipelines Tom Martin President Natural Gas Pipeline Group ** Does not include El Paso acquisition

Overview
Market Environment
Shale activity providing excellent growth opportunities
Transport spreads remain flat
Storage spreads are weak
Processing margins continue to be very strong and roughly equivalent to 2011 performance
Value Proposition
Strong asset base with secure cash flows supported by long-term contracts
Broad pipeline network connected to diverse supply sources and end users lessening the impact of flat basis spreads
Limited exposure to commodity prices and processing margins
Recently expanded footprint and superior access to capital provides additional expansion / extension and acquisition opportunities
Summary
System
Financial targets
Asset-by-asset review
Intrastate assets
Growth opportunities
2

Natural Gas Pipelines and Facilities 3

Financial Overview
Budget '11 - '12
2006 2007 2008 2009 2010 2011 2012 Change
EBDDA
(a)
$501,103 $548,383 $738,860 $825,388 $981,391 $1,134,424 $1,305,468 $171,044
Sustaining Capex (27,431) (29,927) (29,853) (22,676) (19,486) (30,094) (43,812) (13,718)
DCF $473,672 $518,456 $709,007 $802,712 $961,905 $1,104,329 $1,261,655 $157,326
14.2%
2012 Highlights:
Second half of KinderHawk acquired in July 2011; full-year contribution in 2012
Eagle Ford joint venture in-service; full-year contribution in 2012
Full-year contract quantities on FEP in 2012
SouthTex acquisition included in KMP portfolio in December 2011; full-year contribution in 2012
EagleHawk joint venture investment included in KMP portfolio in 2011; full-year contribution in 2012
West Clear Lake storage contract renewal contribution in 2012
Full-year KMIGT rate case settlement in 2012
4
($ in millions)
(a) EBDDA includes Upstream gathering assets (2010 forward) and includes imputed share of DD&A of material joint venture investments, and incremental net cash from Eagle Ford (2011) and Endeavor (2011 and 2012)

Contracted Capacity and Term
Interstate pipelines: contracted on a “fee for service” basis
Annual re-contracting exposure is ~ 2% - 5% of segment EBDDA through 2015
Limited exposure to gas commodity pricing; $1/Dth gas price change =  ~ $1.1MM in 2012, <1% of segment annual EBDDA
Non-Interstate pipelines: business portfolio
Limited exposure to gas commodity pricing, processing margins, pricing spreads
— Processing exposure (a) : $1 change in WTI = ~$2MM; 1% change in NGL crude ratio = ~$3MM;
Total processing is ~ 6% of segment annual EBDDA
— $1 /Dth gas price change =  ~$3MM/yr, < 1% of segment annual EBDDA
— Intrastate pricing spreads: $0.05 Waha to HSC = $1MM
5
Transport Contracts
Avg. = 8 yr, 9 mo
Transport Contracts
Avg. = 6 yr, 2 mo
Contracted
Capacity
Avg. Term
Remaining
Interstate KM Interstate Gas Storage 10.7 Bcf 3 yr, 1 mo
Transport 1.0 Bcf/d 3 yr, 6 mo
TransColorado Transport 1.0 Bcf/d 4 yr, 3 mo
Trailblazer Transport 0.9 Bcf/d 3 yr, 10 mo
Rockies Express Transport 2.0 Bcf/d 7 yr, 8 mo
Midcontinent Express Transport 2.6 Bcf/d 6 yr, 5 mo
KM Louisiana Transport 2.1 Bcf/d 17 yr, 8 mo
Fayetteville Express Transport 1.8 Bcf/d 10 yr, 2 mo
Intrastate Texas Intrastates Purchases 2.7 Bcf/d 2 yr, 1 mo
Sales 2.3 Bcf/d 2 yr, 1 mo
Storage 144 Bcf 1 yr, 1 mo
Transport 3.9 Bcf/d 5 yr. 7 mo
Eagle Ford JV Transport 0.6 Bcf/d 9 yr, 11 mo
KinderHawk Transport N/A ~4 yr (life of lease)
(a) Includes Eagle Ford Gathering and Upstream

Asset Summaries

Rockies Express Pipeline
REX
1,685 miles of 36” and 42”
mainline
Originates in Meeker, CO and
terminates in Clarington, OH
Transports Rocky Mountain
production to Midwest and
Northeast markets
JV between KMP (50%),
Sempra (25%) and
ConocoPhillips (25%); KMP
operates
Capacity
— Zone 1 ~ 2.0 Bcf/d
— Zone 2/3 ~1.8 Bcf/d
Long haul capacity contracted
at ~97% long term
FERC-regulated
Long haul flows 0.9 – 1.8 Bcf/d
7

REX
Opportunities
Firm backhauls (Marcellus and Utica Shale, Biogas)
— East-end receipts, conversion of existing deliveries to bi-directional interconnects, and booster compression
— Forward pricing favors Chicago over Clarington (backhaul within Zone 3)
Park & loan service
Interruptible and short haul service (ITS, PAWS)
Extensions and expansions
—
and LDC’s)
— New supply basins (Utica and Marcellus shale)
Challenges
Meeker to Clarington price spreads have narrowed
MFN clause restricts full system backhauls (Zone 3 to Zone 1) to shorter term (364 days max.) contracts
— Backhauls within Zone 3 exempt
8
Additional markets in Ohio and Indiana (coal to gas conversions, power plants

KMIGT
5,054 miles of various
diameter reticulated
pipeline
Markets:
— LDCs and industrials
— Irrigation/grain drying in
NE and KS
— Mid-Continent
interconnected pipelines
— Ethanol plants
Growth
— Power plants
Capacity
— Transport  .98 Bcf/d
— Storage 14.8 Bcf
— Marketable on-system
capacity sold out
— PXP contracted at
96% short term
FERC-regulated
Rate case settlement
approved in 2011;
minimal rate case
exposure through 2015
Kinder Morgan Interstate Gas Transmission
9

KMIGT
Opportunities
Pony Express Pipeline (PXP) conversion from gas to oil service
Power plants
— New natural gas power plants and conversion of existing coal power plants to natural gas
Future production development – Niobrara Shale
Additional LDC and industrial load
Challenges
Re-contracting PXP capacity long term (if not converted to oil service)
10

KMIGT Gas to Oil Conversion Project
Fundamentals
Excess western gas export
capacity (~4 Bcf/d) has narrowed
the gas basis differential
Robust Bakken production growth
is projected and DJ/Niobrara
development is anticipated
Oil pipeline export capacity from
the west is fully utilized and
expensive rail/trucking options
being used
Uncertainty lies around the timing
of the Keystone XL project
approval
Conversion relies on upstream
expansion of Bridger-Butte pipeline
FERC abandonment approval
needed
Facilities
Conversion of 432 miles existing pipeline currently in gas
service (previously in oil service)
— Guernsey to existing KMIGT NGPL gas interconnect
New Build
— Gas facilities to provide alternative gas transportation
•
Required for FERC abandonment approval
— ~60 mile DJ/Niobrara Lateral
— ~230 miles from existing pipeline to Cushing
— $700 - $800M of capex
— In service target late 2014
— Open season ended Nov. 2011, working with potential shippers to secure contracts
11

TransColorado Gas Transmission
TransColorado
301 miles of 22” & 24” mainline
Originates at Greasewood, CO
and terminates at Blanco, NM
Primarily serves area producers
Bi-directional Flow
— Capacity north ~ 0.44 Bcf/d
— Capacity south
•
Phase 1 ~ 0.165 Bcf/d
•
Phase 2 ~ 0.372 Bcf/d
Less than 10% capacity sold
short term
FERC-regulated
Minimal rate case risk
Completed 18,000 Dth/d
southbound expansion at Conn
Creek CS
Aggregation of gathering and
processing has shifted gas
supply to north end of pipe
12

Trailblazer Pipeline
Trailblazer
436 miles of pipe
3 compressor locations
with 58,000 HP
Max throughput = 0.878
Bcf/d
Lowest total cost pipeline
out of region
FERC-regulated
No rate case filing until
2014
Recontracting of expiring
capacity at lower rates
included in 2012 Budget
2% of segment EBDDA
13 13

Midcontinent Express Pipeline
MEP
507 miles of 42”, 36” and
30” pipe
Originates at Enogex,
Bennington and terminates
at Transco Station 85
Capacity:
— Zone 1: 1.8 Bcf/d
— Zone 2: 1.2 Bcf/d
JV between KMP (50%)
and Regency (50%); KMP
operates
Pipeline fully-subscribed
with long-term firm
contracts
FERC-regulated
14 14

MEP
Opportunities
Serves as shale  (Barnett, Woodford, Haynesville, and Bossier shales) outlet with access to multiple markets in the Midwest, Northeast and Southeast
Zone 2 expandability (up to 300 MDth/d)
Shale development, Perryville pile-up could support Zone 2 expansion
Excess long haul capacity of 20 MDth/d has been identified as a result of operating experience
— Mainly sold under short-term firm deals in 2011-12
Storage connection access near Perryville area
— Creates opportunities for hub and wheeling services
— Sawgrass Storage LLC has filed for FERC approval for development of storage field that would utilize MEP as its transport hub for its customers
Higher recourse rates to reflect higher project costs (long-term opportunity)
15

Kinder Morgan Louisiana Pipeline
KMLP
133 miles of 42” pipe
Originates at Cheniere
Sabine pass LNG and
interconnects with 12
interstate pipelines
Two storage fields
connected to pipeline
Capacity:  3.2 Bcf/d
Pipeline fully-subscribed
with 20-year contacts
(~18 years remaining)
FERC-regulated
16 16

KMLP
Opportunities
Opportunity to transport supply for LNG export
— Cheniere Sabine Pass has received necessary DOE permits for their liquefaction project.  Awaiting FERC approval.
— Cheniere signing up Shippers, has announced approximately 1.5 Bcf/d
— Discussions with Cheniere and Shippers could lead to opportunities in 2015 and beyond
Multiple interconnections – with additional facilities, may capture opportunities between major interstate pipelines and storage
Potential interconnections with other LNG terminals
17

Fayetteville Express Pipeline
FEP
185 miles of 42” pipe
One compressor station
with 72,000 HP
Capacity:  2.0 Bcf/d
15 receipt points
(producer specific)
4 delivery meters
JV between KMP (50%)
and Energy Transfer
(50%); Energy Transfer
operates
1.85 Bcf/d  capacity under
long-term contracts
FERC-regulated
18 18

FEP
Opportunities
All major construction completed; final clean-up is continuing as weather allows
— 2.0 Bcf/d of initial pipeline capacity
— Project costs projected at $0.97 billion, substantially less than original estimate of $1.26 billion
1.85 Bcf/d capacity sold under long-term firm contracts; have 0.15 Bcf/d available for sale
— Southwestern:  1.2 Bcf/d, 10 yrs
— Chesapeake:  .375 Bcf/d for 10 yrs
— BP:  .125 Bcf/d for 10 yrs
— XTO: .150 Bcf/d 12 yrs
Rig count in Fayetteville: 28 rigs in December 2011, maintaining year-ago level
— Exxon purchased XTO assets in June 2010 and PetroHawk assets October 2010
— BHP purchased Chesapeake assets April 2011 and will take operational control in 2012
— Area producers still indicate a strong commitment to Fayetteville Shale based on drilling forecast
Expansion opportunity for capacity up to 2.4 Bcf/d
— Two additional compressor stations
Avg. daily delivered volumes have increased in the last year from .78 Bcf/d to 1.15 Bcf/d
19

KMI (20% Ownership)
Natural Gas Pipeline Company of America
NGPL
Pipeline miles:  9,200
KM-operated
Market area deliverability: 5.0 Bcf/d
Storage working gas capacity:  278
Bcf  (8 fields)
Direct or one-pipe-away access to
most major U.S. and Canadian supply
basins west of the Mississippi,
including major shale plays
Approx. 600 interconnections,
including:
— 34 interstate pipelines
— 38 local distribution companies
— 32 end users, including power
plants
Top customers consist of investment
grade LDCs (excl. NIPSCO),
producers and marketers
Top-10 customers make up 62% of
transportation and storage revenues
Firm transport and storage revenue by
customer segment:
— LDCs 43%
— Producers 17%
— Marketers 34%
— End users 5%
Rate case settlement reached in 2010
Average firm transport tenure is 2.4
years
Major LDC customer anticipated to
renew for 3 - 4 years
20

Texas Intrastate Pipelines
Texas Intrastates
6,000 miles of pipeline
Over 5 Bcf/d capacity
(5.5 Bcf/d peak day)
144 Bcf of storage
Access to 685 MMcf/d
processing capacity
180 MMcf/d CO
2
treating
capacity
Combination of fee-for-
service, and purchase /
sale activity
Texas Railroad
Commission regulated –
market-based regulation
in competitive
environment
21

Texas Intrastate Pipelines
Opportunities
Large asset footprint provides real and continued opportunities for expansion capital investment
New service to end user plants being restarted, expanded or built grass roots along the
Texas Gulf Coast in response to favorable feedstock and fuel outlook
— Petrochemical, refinery, fractionation and power generation expansions being planned around expected increase in local/domestic natural gas, NGL and condensate supplies
Economic expansions of deliverability into Mexico to serve increasing demand for natural gas
Optimization and expansion of West Clear Lake storage facility post termination of lease to Shell April 1
Other investments in or acquisitions of gathering assets similar to KinderHawk & Eagle
Hawk
Challenges
Continuing to replace declining natural gas supply from traditional production areas
22

Eagle Ford Joint Ventures
Eagle Ford Gathering LLC
50/50 JV with Copano in STX
Capacity of 705,000 MMBtu/d based
on contracted processing space
111 miles of 30”/24” supply lateral
placed into service 3Q 2011…
currently flowing 240,000 MMBtu/d
Approximately 90% of the JV’s long-
term capacity is subscribed
Pipeline capacity is expandable with
compression
62 miles of 24” crossover pipeline
placed into service 3Q 2011 and
currently flowing  approximately
120,000 MMBtu/d into WFS at
Markham
10 miles of 20” inlet pipeline to
Formosa completed 4Q 2011; initial
deliveries expected in February
Eagle Hawk Field Services LLC
75/25 BHP Petrohawk/KM JV in S. TX
416 miles of pipeline in-service
2012  forecasted capacity:
~ 110K Bbl/d
~  670 MMcf/d
KM expects to have invested in excess
of $400 million of capital in, and in
support of, these Eagle Ford joint
ventures by year-end 2012
23

Eagle Ford Joint Ventures
Opportunities
Additional EFG gathering and processing expansions as
producers shift rigs into what is one of the most economic basins in North America
Higher volumes on EagleHawk as BHP continues to increase rig count in 2012
Challenges
Handle liquids fallout from higher than expected liquids content in the gas to maintain run times
24

KinderHawk Field Services
KHFS
100% KM in northwest Louisiana
Gathering and treating services
for Haynesville / Bossier Shale
Long-term gathering / treating
contracts
452 miles of pipe installed to-
date
Over 2 Bcf/d of capacity
Well-positioned to access over
20 Tcf of gas
2,600 GPM of treating capacity
in-service (20 plants / 12
locations)
102 wells connected to the
system in 2011
103 wells budgeted to be
connected in 2012
18 interconnections with major
downstream pipelines
1 additional interconnection with
major downstream pipeline to be
constructed 1st Q 2012
2011 annual average:  1.0 Bcf/d
2012 volume forecast:
— current                 1.0 Bcf/d
— annual avg ~1.1-1.3 Bcf/d
25 25

KHFS
Opportunities
Expansions due to infill drilling, additional CDPs and planned extensions of the system
Higher volumes as BHP is expected to increase rig count in 2012
Bossier Shale development
Some 3
rd
party opportunities remain as lease capture continues
Challenges
Maintaining high amine plant runtime to avoid curtailments
Have regional facilities in place to handle surges of new
production as shift to pad drilling programs begin
Potential impact on developmental drilling from low gas prices
26

Kinder Morgan Upstream (KMULLC)
KMULLC
Own and operate processing plants in
Casper and Douglas, Wyoming and a
carbon dioxide and sulfur treating
facility at West Frenchie Draw,
Wyoming
— Combined processing capacity of
185 MMcf/d
— West Frenchie Draw  Plant is fully
subscribed for 50 MMcf/d of
natural gas
Red Cedar Gathering (RCG) is a joint
venture between KMP (49%) and the
Southern Ute Indian Tribe (51%)
located within the boundaries of the
Southern Ute Indian Reservation in the
Durango, Colorado area
— 743 miles of gathering pipe
connected to 1,200 producing
wells; 89,400 horsepower of
compression and three (Arkansas
Loop/Simpson and Coyote Gulch)
carbon dioxide treating plants
— Capacity of approximately 750
MMcf/d
— Delivers gas into TransColorado,
El Paso and TransWestern
pipelines and the Enterprise Val
Verde Treating Plant at the
Blanco hub
— Largest customers include BP,
Samson and Red Willow
27

KMULLC
Opportunities
Increased processing volumes at the Douglas Plant
— Increase in liquids volumes from Chesapeake and DCP over the next two years
Increased volumes at Red Cedar from development of acreage on east end of Southern Ute Indian Reservation
— Approximately 100 MMcf/d is expected to eventually come from the development of reserves in the eastern end
— The infrastructure (pipe & compression) to support this development was completed and put in service in 2011
Challenges
Douglas plant capacity is adequate for increases in volume,
however, expect limitations in fractionation space downstream at
Conoco’s WRB facility
Gas prices have caused large scale development on the east end of
Red Cedar to slow down
28

29
Treating Services
Largest fleet of contract operated
amine plants in the U.S. that
remove CO
2
and H
2
S from natural
gas
— 140 leased amine plants in
service
— Refurbishment and inventory
yards  located in Odessa and
Victoria, TX
Manufacture and lease skid
mounted mechanical refrigeration
units “MRU’s” that remove liquid
hydrocarbons from natural gas
— 145 leased MRU’s in service
— Manufacturing facility in Tyler, TX
Acquired SouthTex Treaters in
November 2011 for $155 million
— 84 acre manufacturing facility
located in Odessa, TX
— Manufacture and sell amine
treating plants, stabilizers, high
pressure vessels and other oil
field related equipment
Treating Services

Treating Services
Opportunities
Find new applications on KM’s expanding asset footprint  for KM amine, dew point and MRU equipment
Increase utilization of SouthTex manufacturing capabilities for both 3
rd
parties and Kinder Morgan internal needs
Challenges
Keep amine lease fleet deployed (especially smaller units) in an environment where wellhead applications continue to be
displaced by centralized facilities in the shale plays
30

2012
Full-year effect of new projects and acquisitions
— FEP, KinderHawk, Eagle Hawk, SouthTex
New growth continues with expansions and increases in fee based services
— Eagle Ford
— West Clear Lake Storage
2013 and beyond - long term / future growth
Shale gas
— TX Intrastates – Eagle Ford expansion, extension and treating/processing activities
— KinderHawk – extensions and expansions (infill drilling), Bossier production growth, additional service offerings
— FEP – remaining 150,000/d of capacity plus expansion opportunities
— KMIGT – Niobrara gathering and processing opportunities
— REX – additional downstream market Marcellus (backhaul opportunities)
— MEP – additional expansion opportunities (up to 300 MDth/d Zone 2)
— East of Perryville / T85 – Southeast markets
Storage
— TX Intrastates
•
West Clear Lake – significant expansion opportunities
•
Dayton – further expansions
— Continue to evaluate new interconnects or investment in storage opportunities across KM pipeline footprint
Acquisitions & other opportunities
— Conversion of natural gas lines into liquids or oil service (e.g. Pony Express)
— KMLP – transportation backhaul opportunities for the export of LNG cargos from Cheniere LNG facility
— NGPL – several proposed LNG export facilities in the Gulf region add significant new market opportunity
— KinderHawk/Eagle Hawk - replicate in upstream sector
— Intrastates – uniquely capable of pursuing high pressure markets
— Continue to seek new industrial / end user loads along the pipeline corridors
— Other pipeline assets that complement KM footprint
Growth Opportunities in 2012, 2013 and Beyond
31

Financial Review Kimberly Dang Chief Financial Officer

Agenda
KMP:
2012 budget
— Distributable cash flow
— Segment earnings before DD&A and LP net income
— Quarterly profile
— Budget assumptions
— Sustaining capital
— Growth capital
— Financing plans
Liquidity
Balance sheet ratios
KMI:
2012 budget
— Cash available to pay dividends
— Quarterly profile
Liquidity
Summary
2

KMP

2012 DCF Budget
(a)
4
Note: excludes any impact from the proposed acquisition of El Paso by KMI
(a) Excluding certain items
(b) Includes $171 million of joint venture DD&A in both 2011 and 2012, for our share of REX, MEP, FEP, KinderHawk (until May-2011), EagleHawk, Eagle Ford (2012-
only), Red Cedar and Cypress
(c) Eagle Ford in 2011 only
(d) Includes joint venture sustaining capex for our share of REX, MEP, FEP, KinderHawk (until May-2011), EagleHawk, Eagle Ford (2012 only), Red Cedar and Cypress
2011 2012 Change
Actual Budget $ %
Distributable cash flow
Net income $1,742 $2,148 $406 23%
DD&A
(b)
1,133 1,206 73 6
Book / cash tax difference 27 26 (1) (4)
Eagle Ford / Express / Endeavor
(c)
15 7 (8) (53)
Sustaining capex
(d)
(212) (249) (37) 17
Total distributable cash flow 2,705 3,138 433 16
General partner's interest (1,180) (1,362) (182) 15
Distributable cash flow $1,525 $1,776 $251 16%
Average Units Outstanding 326 342 16 5%
Total DCF per unit $4.68 $5.19 $0.51 11%
LP distribution per unit $4.61 $4.98 $0.37 8%
Excess coverage $21 $71 $50
(millions, except per unit)
(KMP)

2012 Income Budget
(a)
5
(millions, except per unit)
2011 2012 Change
Actual Budget $ %
Segment earnings before DD&A (EBDA)
Products Pipelines $694 $734 $40 6%
Natural Gas Pipelines 951 1,133 182 19
CO2
1,094 1,381 287 26
Terminals 701 757 56 8
Kinder Morgan Canada 199 201 2 1
Total segment EBDA 3,639 4,206 567 16
DD&A (961) (1,036) (75) 8
G&A (388) (411) (23) 6
Interest (531) (588) (57) 11
Non-controlling interest (17) (23) (6) 35
Net income 1,742 2,148 406 23
GP share (1,180) (1,362) (182) 15
Limited partners’ net income $562 $786 $224 40%
Units outstanding (avg) 326 342 16 5%
LP income per unit $1.72 $2.30 $0.58 34%
Natural Gas EBDA plus JV DD&A (b) $1,122 $1,303 $181 16%
Total segment EBDA plus JV DD&A (c) $3,810 $4,377 $567 15%
Note: excludes any impact from the proposed acquisition of El Paso by KMI
(a) Excluding certain items
(b) Natural gas pipelines EBDA adding back our share of REX, MEP, FEP, KinderHawk (until May-2011), EagleHawk, Eagle Ford (2012-only) and Red Cedar JV DD&A  of $171 million and $170 million in 2011 and 2012, respectively
(c) Total segment EBDA adding back our share of REX, MEP, FEP, KinderHawk (until May-2011), EagleHawk, Eagle Ford (2012-only), Red Cedar and Cypress JV DD&A of  $171 million in both 2011 and 2012
(KMP)

2012 Budgeted Quarterly Profile
(a)
Note: excludes any impact from the proposed acquisition of El Paso by KMI
(a) Excluding certain items; please see KMP’s periodic reports on Form 10-K and Form 10-Q for a more detailed presentation
(b) Includes joint venture DD&A for our share of REX, MEP, FEP, KinderHawk (until May-2011), EagleHawk, Eagle Ford (2012-only), Red Cedar and Cypress
(c) Includes our share of joint venture DD&A and is reduced by our share of joint venture sustaining capital expenditures for the following investments:  REX, MEP, FEP,
KinderHawk (until May-2011), EagleHawk, Eagle Ford (2012-only), Red Cedar and Cypress
1Q 2Q 3Q 4Q Year
Total Segment EBDA w/JV DD&A
(b)
2012B 25% 24% 24% 27% $4,377
2011 24% 23% 26% 27% $3,810
DCF/unit
(c)
2012B 27% 22% 23% 28% $5.19/unit
2011 26% 22% 25% 27% $4.68/unit
Earnings/unit
2012B 27% 20% 22% 31% $2.30/unit
2011 25% 17% 26% 32% $1.72/unit
($ in millions, except per unit)
(KMP)
6

Budget Assumptions
Segments:
— Natural Gas
•
Growth and full-year contributions from KinderHawk, EagleHawk, and SouthTex, and partial-year contributions from Eagle Ford JV with Copano
•
Full year of higher throughput on FEP (volumes contractually ramped up through 2011)
•
West Clear Lake storage contract rollover
—
CO2
•
Oil price on unhedged oil volumes in CO2
~$93.75/Bbl
•
CO2
S&T contract price increases
•
Relatively flat oil production: SACROC volumes = 27.9 MBbl/d, Yates = 21.0, Katz = 2.3
— Products
•
Modest refined product volume growth = -0.4% excluding Plantation, +0.5% including Plantation
•
PPI tariff escalator
•
Partial-year of crude and condensate operations, Cochin E/P project, and terminal projects including new tank expansions for refined products and biodiesel blending services
— Terminals
•
Increase in rates on existing contracts
•
Higher coal throughput
•
Full year of 2011 acquisitions (Cushing, Total, Watco) and expansion projects (Carteret, Cushing, Deer Park, Port of Houston)
•
Partial-year benefit from over $650 million in 2012 expected growth expenditures
— Kinder Morgan Canada
•
Extended 1-year toll settlement on TMPL
Equity and Debt:
— Total 2012 equity budgeted = $876 million
•
Issue $385 million in secondary equity
•
KMR dividend $491 million
— KH giveback $25.5 million
— Total 2012 long-term debt = $2 billion ($1 billion net of refinancing)
Interest Expense:
— Average 3-month LIBOR rate of 0.80% for the year, based on forward curve at time of budget; current average 3-mo LIBOR curve = ~0.60%
7
Note: excludes any impact from the proposed acquisition of El Paso by KMI
(KMP)

2012 Sustaining Capital Budget
(a)
8
2011 2012
Actual Budget
Change
Sustaining capital
Products Pipelines $50 $51 $1
Natural Gas Pipelines 35 51 16
CO
2
12 16 4
Terminals 91 105 14
Kinder Morgan Canada 18 20 2
Corporate 6 6 -
Total sustaining capital $212 $249 $37
($ in millions)
Note: excludes any impact from the proposed acquisition of El Paso by KMI
(a) Excluding certain items
(KMP)

2011 vs. 2012 Growth Capital
9
($ in millions)
Note: excludes any impact from the proposed acquisition of El Paso by KMI
2011 2012
Actual Budget
Expansion capital
Products Pipelines $207 $239
Natural Gas Pipelines 121 145
CO
2
416 437
Terminals 224 492
Kinder Morgan Canada 11 10
Total expansion capital 979 1,323
Contributions to JVs 382 233
Subtotal 1,361 1,556
Acquisitions 1,243 108
Total growth capital $2,604 $1,664
(KMP)

2012 Growth Capital Budget
10
($ in millions)
Note: excludes any impact from the proposed acquisition of El Paso by KMI
Total
Expansion Equity Growth
Capital Contributions Acquisitions Capital
Expansion capital
Products Pipelines $239 $72 - $311
Natural Gas Pipelines 145 101 1 247
CO
2
437 - - 437
Terminals 492 60 107 659
Kinder Morgan Canada 10 - - 10
Total growth capital $1,323 $233 $108 $1,664
(KMP)

2012 Financing Plans
11
($ in millions)
Note: excludes any impact from the proposed acquisition of El Paso by KMI
(a) Excludes any changes in working capital
2012
Budget
Equity
Secondary offerings / ATM $385
KMR dividends 491
Total equity $876
Debt
Long-term debt issuance $2,000
Decrease in revolver
(a)
(254)
Debt maturities in March / September (958)
Incremental debt $788
$1,664
(KMP)

Liquidity Summary
(a)
Revolver Liquidity Long-term Debt Maturities
12
($ in millions)
Note: excludes any impact from the proposed acquisition of El Paso by KMI
(a) As of 12/31/2011
(b) Primary 2012 maturities: $450 million 7.125% senior notes due 3/15/2012, $500 million 5.85% senior notes due 9/15/2012
Total bank credit $2,200
Less:
Commercial paper (645)
LCs outstanding (230)
Liquidity $1,325
2012 $958
(b)
2013 $508
2014 $503
2015 $300
2016 $500
(KMP)

Balance Sheet Ratios
13
2012
2004 2005 2006 2007 2008 2009 2010 2011 Budget
Debt / EBITDA 3.5x 3.2x 3.3x 3.4x 3.4x 3.8x 3.7x 3.6x 3.4x
EBITDA / interest exp. 6.9x 6.3x 5.2x 5.2x 6.2x 6.4x 6.1x 6.5x 6.8x
(KMP)
Note: excludes any impact from the proposed acquisition of El Paso by KMI

KMI

2012 Budget for Cash Available to Pay Dividends
15
($ in millions)
Declared Basis
2011 2012 Change
Actual Budget $ %
Distributions
KMP distributions
To general partner $1,217 $1,404 $187 15%
On KMP units owned by KMI 100 108 8 8
On KMR shares owned by KMI 63 73 10 16
Total KMP distributions to KMI 1,380 1,585 205 15
NGPL’s cash available for distribution to KMI 30 14 (16) (53)
Total cash generated 1,410 1,599 189 13
G&A and sustaining capital expenditures
(a)
(10) (10) - -
Interest expense (166) (167) (1) 1
Cash available to pay dividends b/f cash taxes 1,234 1,422 188 15
Cash taxes (368) (437) (69) 19
Cash available to pay dividends $866 $985 $119 14
Dividend $849 $956 $107 13%
Average fully-diluted shares outstanding 708 709 1
Dividend per share $1.20 $1.35 $0.15 13%
Excludes any impact from the proposed acquisition of El Paso by KMI
(a) Excludes certain items
(b) KMI paid a prorated dividend for 1Q 2011, for the portion of the quarter that it was public, of $0.14 per share;
based on a full quarter, the dividend amounts to $0.29 per share
(b)
(KMI)

2012 Budgeted Quarterly Profile
16
KMI – yield-oriented investment valued on a cash flow basis
1Q 2Q 3Q 4Q Year
Cash available to pay dividends
2012B 31% 18% 21% 30% $985
2011
(a)
30% 19% 22% 29% $866
Earnings per share
2012B 24% 24% 25% 27% $1.03/sh
2011 n/m n/m n/m n/m $0.74/sh
($ in millions, except per share)
Note: excludes any impact from the proposed acquisition of El Paso by KMI
(a) Excludes certain items
(KMI)

Credit / Liquidity Summary
(a)
17
2012 $839
(c)
2013 ---
2014 ---
2015 $250
2016 $850
Total Bank Credit $1,000
Less:
Revolver Drawn (421)
Letters of Credit (48)
Excess Capacity $531
Credit Summary
Revolver Capacity
2010 2011
Budget
2012
2.5x 2.3x 2.1x
Note: excludes any impact from the proposed acquisition of El Paso by KMI, except debt balance which includes some transaction fees already paid
(a) Unless otherwise noted, as of 12/31/2011; debt of KMI’s subsidiary, Kinder Morgan Kansas, Inc. excluding the fair value of interest rate swaps, purchase accounting and Kinder Morgan G.P., Inc.’s $100 million of Series A Fixed-to-Floating Rate Term Cumulative Preferred Stock due 2057
(b) Debt as described in footnote above and net of cash; 2010 distributions received less G&A adjusted to exclude the ICT
(c) $839 million 6.5% senior notes due 9/1/2012
($ in millions)
Long-term Debt Maturities
(KMI)
Net Debt / Distributions Received Less G&A
(b)

Summary
KMP Budget
Grow budgeted declared distribution to $4.98/unit (8.0% growth)
— $71 million in excess coverage
Finance expansion budget approximately 50 / 50 debt / equity to maintain strong credit metrics
— Year-end 2012 Debt / EBITDA of 3.4x
Distribute $3.1 billion in 2012
KMI Budget
Declare $1.35 / share in dividends (12.5% growth)
Year-end 2012 Debt / Distributions Received Less G&A of 2.1x
18
Note: excludes any impact from the proposed acquisition of El Paso by KMI, except debt balance which includes some transaction fees already paid

Appendix

KMP Current Cost of Capital Calculation
2
Annualized
Indicated LP
Distribution
Current KMP
Unit Price
Equity
Current KMP Yield $4.64 $84.95 5.5%
GP Gross-up 55%
Cost of Equity = 9.9%
Equity % of Capital Structure x 50%
Equity Component of Cost of Capital = 4.9%
Interest
Rate
% of Overall
Debt
Debt
Short-term Floating Rate
(a)
3.0% X 50% 1.5%
Long-term Fixed Rate 6.0% X 50% + 3.0%
Cost of Debt = 4.5%
Debt % of Capital Structure x 50%
Debt Component of Cost of Capital = 2.3%
Equity
Component
Debt
Component
Current
Cost of Capital
4.9% + 2.3% = 7.2%
Note: excludes any impact from the proposed acquisition of El Paso by KMI
(a) Includes fixed-floating interest rate swaps

Explanation of Return Calculations
3
Formula Notes
Segment
Return on Investment =
Segment
Distributable Cash Flow
before Certain Items (a)
Average Total Investment (c)
KMP
Return on Investment =
KMP
Distributable Cash Flow
before Certain Items (b)
Average Total Investment (c)
Return on Equity =
Distributable Cash Flow
before Certain Items (d)
Average Equity (e)
(a)
Segment Distributable Cash Flow before Certain Items is defined as the applicable segment earnings before DD&A and certain items less sustaining capex.  In addition, several adjustments are made to segment earnings before DD&A to more closely tie to cash: (1) KMP’s share of REX, MEP, FEP, KinderHawk (until May-
2011), EagleHawk, Red Cedar and Cypress DD&A is added back and sustaining capex is deducted, (2) Express, Endeavor and Eagle Ford pre-tax earnings are subtracted and cash received is added back
(b)
KMP Distributable Cash Flow before Certain Items is defined as the sum of the five individual Segment Distributable Cash Flow before Certain Items less G&A
(c)
See next page for calculation, annual number is calculated based on average of the quarterly Total Investment
(d)
Distributable Cash Flow before Certain Items is defined as outlined on the Non-GAAP Financial Measures slide plus the general partner’s incentive and the general partner non-controlling interest
(e)
Equity is based on cumulative equity raised inception to date as of the end of each quarter and then averaged for the year

Explanation of Return Calculations – Cont’d
4
Formula Notes
Calculation of
Total Investment:
Gross PP&E
Investments
Goodwill
Gross intangibles (excluding amortization)
(a)
Plus:
Asset write-offs / retirements
Cumulative environmental reserves
Legal reserves / expenditures (b)
Cumulative cash spent on asset retirement (d)
Minus:
Cumulative sustaining capex
Assumed liabilities
Trans Mountain / Express adjustment (c)
Cumulative asset retirement costs (d)
Book value of sold assets / investments
Equals:
Total investment (e)
(a)
(b) Litigation and environmental reserves deducted as certain items are added to investment, except for SFPP and Calnev litigation reserves. For SFPP and Calnev, actual legal payments are added to the investment when they are made
(c) For assets acquired from Kinder Morgan, Inc. (Express, Trans Mountain) which represent a transfer of assets between entities under common control and are recorded at KMI’s carrying value on KMP’s financials, an adjustment has been made to reflect these assets at KMP’s purchase price
(d) The present value of accumulated asset retirement costs are included in gross PP&E; for purposes of this calculation, we decrease our Total Investment / subtract out the accumulated asset retirement costs, and increase our Total Investment / add back the cash actually spent on asset retirement
(e) Van Wharves, Cochin, Trans Mountain, and Express Total Investment is based on acquisition price plus cumulative expansion capital including overhead.  The purpose of calculating Total Investment in this manner is to exclude the foreign exchange impact reflected in our GAAP financials.  GAAP financials revalue the entire asset balance based on the end of period exchange rate
Investments are calculated based on GAAP book value equal to cumulative contributions plus cumulative earnings less cumulative distributions, except REX, MEP,
FEP, KinderHawk (until May-2011 when consolidated), EagleHawk, Eagle Ford, Cypress, Parkway, Plantation and Red Cedar, which are based on cumulative equity contributed.  These investments are not adjusted for earnings or distributions

KMP CO
2
Asset Summary
5
CO2
Reserves
KMP
Interest Location
Remaining
Deliverability Operator
McElmo Dome 45% SW Colorado 18+ years KMP
Doe Canyon 87% SW Colorado 18+ years KMP
Bravo Dome 11% NE New Mexico 9+ years Oxy
Pipelines
KMP
Interest Location
Capacity
(MMcf/d) Operator
Cortez 50%
McElmo Dome to
Denver City
1,350 KMP
Bravo 13%
Bravo Dome to
Denver City
375 Oxy
Central Basin (CB) 100%
Denver City to
McCamey
700 KMP
Canyon Reef 98%
McCamey to
Snyder
290 KMP
Centerline 100%
Denver City to
Snyder
300 KMP
Pecos ~70% McCamey to Iraan 125 KMP
Eastern Shelf 100% Snyder to Katz 65 KMP
Wink (crude) 100%
McCamey & Snyder
to El Paso
125 MBbl/d KMP
Crude Reserves
KMP Interest /
(Net of royalty) Location
Remaining
Life Operator
SACROC 97% (83%) W Texas 8+ years KMP
Yates 50% (44%) W Texas 25+ years KMP
Katz 99% (83%) W Texas 20+ years (a) KMP
(a) Based on current development plan

KMP GAAP Reconciliation
6
Note: excludes any impact from the proposed acquisition of El Paso by KMI
(a) DCF = Distributable cash flow
(b) Includes REX, MEP, FEP, KinderHawk (until May-2011), EagleHawk, Eagle Ford (2012-only), Red Cedar and Cypress JV DD&A
(c) Includes joint venture sustaining capex for our share of REX, MEP, FEP, KinderHawk (until May-2011), EagleHawk, Eagle Ford (2012-only), Red Cedar and Cypress
(d) KMR distributes additional shares in lieu of cash
(e) Gain on sale of assets and asset disposition expenses, Cochin imputed interest expense, FX gain on Cochin note payable, Terminals overhead credit on certain items capex, acquisition costs, legal expenses, insurance deductible, casualty losses and reimbursements
(f) Gain on sale of assets
2011 2012B 2011 2012B
KMP Consolidated DCF Excluding Certain Items
(a)
Total Distributions
Net income per GAAP income statement $    1,258 $    2,156 LP distributions per GAAP cash flow statement $    1,054
Certain items (net of minority interest) 484 (8) Difference due to KMR and timing on cash payment
(d)
450
Net income before certain items 1,742 2,148 Calendar-year LP declared distribution $    1,504
DD&A 961 1,036
JV DD&A - KM share
(b)
171 171 GP distributions per GAAP cash flow statement $    1,189
Eagle Ford / Express / Endeavor contribution 15 7 Difference due to timing and minority interest 8
Book / (cash) tax difference 27 26 Calendar-year GP declared distribution $    1,197
Sustaining capex
(c)
(212) (249)
KMP DCF $    2,705 $    3,138 Total declared distributions (GP + LP) $    2,701
Segment DCF Excluding Certain Items
(a)
Debt Ratios
Segment earnings before DD&A (EBDA) $    3,242 $    4,214 Long-term debt excluding market value of swaps $  10,660
Certain items impacting segments 397 (8) Notes payable & current maturities 2,138
Segment EBDA excluding certain items 3,639 4,206 Less: cash & equivalents (409)
JV DD&A - KM share
(b)
171 171 Debt, net of cash $  12,389 $  13,499
Segment EBDA exc certain items, inc JV DD&A 3,810 4,377
Segment sustaining capex without overhead
(c)
(189) (223) EBITDA to interest 6.5x 6.8x
Segment DCF $    3,621 $    4,154 Debt to EBITDA 3.6x 3.4x
EBITDA Excluding Certain Items Certain Items (Net of Minority Interest)
Net income per GAAP income statement $    1,258 $    2,156 Allocated non-cash long-term compensation $       (81)
Certain items (net of minority interest) 484 (8) Environmental reserves (10)
Net income before certain items 1,742 2,148 Legal reserves and settlements (231)
Income taxes 55 70 Mark-to-market & ineffectiveness of certain hedges 5
DD&A 961 1,036 Loss on remeasurement of asset to fair value (165)
JV DD&A - KM share
(b)
171 171 Prior period asset write-off (10)
Interest, net of interest income 531 588 Other 8
(e)
8
(f)
EBITDA excluding certain items $    3,460 $    4,013 Total $     (484) $          8

KMI GAAP Reconciliation
7
Note: excludes any impact from the proposed acquisition of El Paso by KMI
(a) Distributions from equity investments and distributions from equity investments in excess of cumulative earnings
(b) Difference between cash and book interest expense for Kinder Morgan Kansas, Inc.
(c) Consists of timing differences between earnings and cash, and cash flow in excess of our distributions
2011 2012B 2011 2012B
Cash Available to Pay Dividends Distributions Received Less G&A
Income from continuing operations $       652 $    1,366 Cash available to pay dividends (above) $       866 $       985
DD&A 1,092 1,166 Cash taxes 368 437
Amortization of excess cost of investments 7 7 Interest expense 166 167
Income from equity investments (313) (341) Distributions received less G&A
Distributions from equity investments
(a)
523 529
KMP certain items (pre-tax) 493 (8) Debt Ratios
Kinder Morgan Kansas, Inc. purchase accounting (9) 10 Long-term debt - Kinder Morgan Kansas, Inc. $    1,941
Difference between cash & book taxes (32) 59 Current portion of L-T debt - Kinder Morgan Kansas, Inc. 1,260
Difference between cash & book interest expense
(b)
(1) 11 Less: cash & equivalents - Kinder Morgan Kansas, Inc. (2)
Sustaining capital expenditures (213) (250) Add back: purchase accounting 37
KMP declared distribution on LP units owned by public (1,357) (1,533) Debt, net of cash $    3,236 $    3,363
Other
(c)
24 (31)
Cash available to pay dividends $       866 $       985 Net debt / distributions received less G&A 2.3x 2.1x
$    1,400 $    1,589

Investor Relations Contacts
8
Institutional Investors / Sell-side Analysts
David Kinder VP, Corporate Development & Treasurer (713) 369-9469 david_kinder@kindermorgan.com
Peter Staples Director, Investor Relations (713) 369-9221 peter_staples@kindermorgan.com
Retail Investors / Brokers
Mindy Thornock Director, Treasury (713) 369-9449 mindy_thornock@kindermorgan.com